UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

Quorum Health Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74909E106
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
(212) 750-8300

with a copy to:

Marni Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Credit Fund Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,621,439

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,621,439

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,621,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Credit Advisors (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
Kohlberg Kravis Roberts & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR & Co. GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
Powell Investors II Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Special Situations Fund II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Special Situations (EEA) Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Associates Special Situations (EEA) II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Associates Special Situations (Offshore) II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Special Situations (Offshore) II Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,513,651

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,513,651

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,513,651

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,513,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,513,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D CUSIP No. 74909E106
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,880,993

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,880,993

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,988,781

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,988,781

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,988,781

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,988,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D
CUSIP No.  74909E106
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,988,781

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,988,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,988,781

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Quorum Health Corporation., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on March 30, 2017, as amended by Amendment No. 1 filed on April 11, 2017, Amendment No. 2 filed on May 22, 2017, Amendment No. 3 filed on December 2, 2019 and Amendment No. 4 file on March 10, 2020 (as so amended, this “Schedule 13D”), filed with respect to the Common Stock of the Issuer.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)          KKR Credit Fund Advisors LLC, a Delaware limited liability company (“KCFA”);

(ii)         KKR Credit Advisors (US) LLC, a Delaware limited liability company (“KCA”);

(iii)        Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts &  Co.”);

(iv)        KKR & Co. GP LLC, a Delaware limited liability company (“KKR GP LLC”);

(v)         KKR Holdco LLC, a Delaware limited liability company (“KKRHoldco”);

(vi)        Powell Investors II Limited Partnership, a Cayman Islands limited partnership (“Powell”);

(vii)       KKR Special Situations Fund II Limited, a Cayman Islands limited company (“Fund II Limited”);

(viii)      KKR Special Situations (EEA) Fund II L.P., a limited partnership organized under the laws of England and Wales (“Fund II LP”);

(ix)        KKR Associates Special Situations (EEA) II Limited, a Cayman Islands limited company (“KKR Associates II”);

(x)         KKR Associates Special Situations (Offshore) II L.P., a Cayman Islands limited partnership (“KKR Associates Offshore II”);

(xi)        KKR Special Situations (Offshore) II Limited, a Cayman Islands limited company (“Offshore II Limited”);

(xii)       KKR Financial Holdings LLC, a Delaware limited liability company (“KFN”);

(xiii)      KKR Group Partnership L.P., a Cayman Islands limited partnership (“KKR Group Partnership”);

(xiv)      KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(xv)       KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(xvi)      KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);

(xvii)     Henry R. Kravis, a United States citizen; and

(xviii)    George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xviii) are collectively referred to herein as the “Reporting Persons”).

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

As described by the Issuer in its Current Report on Form 8-K filed on April 7, 2020 (the “Issuer’s 8-K”), on April 7, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement the financial restructuring of the Issuer (the “Restructuring”).  In connection with the Restructuring, on April 6, 2020, the Issuer and certain of its subsidiaries entered into a restructuring support agreement (the “Restructuring Support Agreement”) with (i) the lenders, including certain Client Accounts of KCA, (a) who constitute more than a majority in number of the lenders under the outstanding term loans (the “Term Loans”) and the outstanding revolving loans (the “Revolving Loans”, together with the Term Loans, the “First Lien Loans”) under that certain credit agreement (the “Senior Secured Credit Agreement”), dated as of April 29, 2016, by and among the Issuer, as borrower, each of the guarantors named therein, the lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the lenders under the Senior Secured Credit Agreement, and (b) who hold at least two-thirds of the aggregate outstanding principal amount of the First Lien Loans (the “Consenting First Lien Lenders”), and (ii) the holders, including certain Client Accounts of KCA, (x) who constitute a majority in number of the holders of the Issuer’s $400,000,000 aggregate outstanding principal amount of 11.625% senior notes due 2023 issued by the Issuer (the “Senior Notes”) and (y) who hold at least two-thirds of the aggregate outstanding principal amount of the Senior Notes (the “Consenting Noteholders”, and collectively with the Consenting First Lien Lenders, the “Consenting Stakeholders”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed to support a financing reorganization of the Issuer consistent with the terms and conditions set forth in the Restructuring Support Agreement. The Issuer’s 8-K describes material terms of the Restructuring Support Agreement, including that, upon successful completion of the Restructuring, holders of the Senior Notes will receive, in exchange for the discharge, termination and release of the Senior Notes, (i) 100% of the new common stock (the “New Common Stock”) of the Issuer as reorganized (the “Reorganized QHC”) after the conclusion of its Chapter 11 bankruptcy cases, subject to dilution for certain issuances of New Common Stock, including, without limitation, a new capital equity raise involving the issuance of no less than $200 million (which amount may be increased to $250 million under certain circumstances) of new common stock of the Reorganized QHC, as well as an additional issuance to such investors of shares of New Common Stock in an amount equal to 7.5% of the total number of shares of New Common Stock being purchased by such investors (collectively, the “New Common Equity Raise”) and (ii) certain benefits under a new litigation trust established for the benefit of holders of claims under Senior Notes. Further, each lender of Term Loans will receive its pro rata share of: (i) $50 million to $100 million in cash proceeds, as determined by the holders of at least 50% of the aggregate commitment amounts of all commitment parties party to an equity commitment agreement (the “Equity Commitment Agreement”); and (ii) the proceeds of a senior secured term loan facility, as further described in the Issuer’s 8-K.

Client Accounts of KCA currently hold $150.4 million principal amount of the $400,000,000 aggregate principal amount of Senior Notes and $125,412,994 principal amount of Term Loans. Client Accounts of KCA do not currently intend on participating in the New Common Equity Raise and are not parties to the Equity Commitment Agreement.

Pursuant to the Restructuring, if the Restructuring is approved by the Bankruptcy Court, all common stock of the Issuer, including the common stock currently beneficially owned by the Reporting Persons, will be cancelled.

The terms of the Restructuring Support Agreement contain certain additional covenants, conditions and milestones and remains subject to approval of the Bankruptcy Court. The Restructuring Support Agreement may also be terminated by each party upon the occurrence of certain events as discussed in further detail in the Issuer’s 8-K, including relief being granted by the Bankruptcy Court that is inconsistent with any definitive restructuring document or the failure to satisfy any milestones set forth in the Restructuring Support Agreement.  The Restructuring has not been approved by the Bankruptcy Court.  The summary of the Restructuring, therefore, may not reflect the definitive versions of these agreements and transactions and are qualified in their entirety by reference to the definitive agreements and transactions, as approved by the Bankruptcy Court.

The description of the Restructuring Support Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, which has been filed as Exhibit E and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit E	Restructuring Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 7, 2020)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

KKR CREDIT FUND ADVISORS LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Vice President

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Chief Financial Officer

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	KKR & Co. GP LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. GP LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR HOLDCO LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer and Treasurer

POWELL INVESTORS II LIMITED PARTNERSHIP

By:	KKR Special Situations Fund II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS FUND II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (EEA) FUND II L.P.

By:	KKR Associates Special Situations (EEA) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (EEA) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR ASSOCIATES SPECIAL SITUATIONS (OFFSHORE) II L.P.

By:	KKR Special Situations (Offshore) II Limited, its general partner

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR SPECIAL SITUATIONS (OFFSHORE) II LIMITED

By:	/s/ Jeffrey B. Van Horn
Name: Jeffrey B. Van Horn
Title: Director

KKR FINANCIAL HOLDINGS LLC

/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Executive Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact